MANAGEMENT DISCUSSION & ANALYSIS

2013

ONCOLYTICS BIOTECH INC.

MANAGEMENT DISCUSSION & ANALYSIS

2013

i

March 12, 2014

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Our Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with our 2013 audited consolidated financial statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A along with our consolidated financial statements for the year ended December 31, 2013, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 12, 2014.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2014 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of REOLYSIN, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
REOLYSIN Development Update For 2013

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN supply, and our intellectual property.

Clinical Trial Program

Our clinical trial program is made up of randomized and non-randomized clinical trials that are sponsored by Oncolytics and by third parties. We began 2013 with a clinical program consisting of 16 clinical trials which included seven randomized trials. Of these 16 clinical trials, we fund four and third parties sponsor the other 12 clinical trials. During 2013, we completed enrollment in our U.S. phase II non-small cell lung cancer clinical trial, announced top-line data from stage 1 of our randomized head and neck clinical trial and announced additional clinical trial results from our phase II squamous cell lung cancer, our U.S. Phase II metastatic melanoma trial, and our U.S. Phase II non-small cell lung cancer trials. We exited 2013 with a clinical trial program consisting of 15 clinical trials which includes seven randomized clinical trials. Of these 15 clinical trials, we fund three clinical trials and third parties sponsor the other 12.

Clinical Trial - Stage 1 of our Randomized Phase III Head and Neck Trial

In November 2013, we announced positive top-line data for the endpoints from Stage 1 of our double blinded, randomized clinical study examining REOLYSIN in combination with carboplatin and paclitaxel in patients with second-line platinum-refractory, taxane-naïve head and neck cancers. Summary clinical trial results included:

Efficacy

•
An analysis was performed on an intent-to-treat basis of the 118 patients with loco-regional head and neck cancer, with or without metastases. Patients in the control arm were treated with carboplatin and paclitaxel, while patients in the test arm were treated with carboplatin, paclitaxel and REOLYSIN;

•
The analysis showed a median progression free survival (PFS) of 94 days (13.4 weeks) in the test arm (n=62), versus 50 days (7.1 weeks) in the control arm (n=56). The test arm maintained a PFS benefit over the control arm through five cycles of therapy; and

•
Eighty-eight loco-regional patients did not receive additional therapy following discontinuation of study treatment. An analysis of these patients showed a median overall survival (OS) of 150 days (21.4 weeks) in the test arm (n=50), versus 115 days (16.4 weeks) in the control arm (n=38).

Safety

•	REOLYSIN was safe and well-tolerated by patients;

•
The side effects experienced by patients in the test arm of the study were consistent with expectations based on outcomes of earlier clinical studies using REOLYSIN. Patients on the test arm of the study experienced a higher incidence of flu-like symptoms consistent with treatment with a virus, most commonly mild fever, chills, nausea and diarrhea, on both a per-patient and a per-cycle basis; and

•	Fewer patients required dose reductions of paclitaxel due to neuropathy or neurotoxicity on the test arm than the control arm (zero in the test arm versus six in the control arm; p=0.028).

Based on these data, we intend to discuss the design and execution of a randomized, follow-on Phase III registration study in patients with loco-regional head and neck cancer with regulators in multiple jurisdictions.

Clinical Trial - Other Results

U.S. Phase II Squamous Cell Carcinoma Clinical Trial
In 2013, we met the primary overall statistical endpoint and announced final tumour response data in our U.S. Phase II single arm clinical trial in patients with squamous cell carcinoma of the lung ("SCCLC") using intravenous administration of REOLYSIN in combination with carboplatin and paclitaxel in patients with metastatic stage IIIB, or stage IV, or recurrent SCCLC who are chemotherapy naïve for their metastatic or recurrent cancer.

Our analysis examined the percent best overall tumour responses between pre-treatment and up to six treatment cycles. Of 25 evaluable patients who had more than one cycle of therapy, 23 (92%) exhibited overall tumour shrinkage (mean shrinkage was 32.7%). Of the 25 evaluable patients, 10 (40%) had partial responses (PRs), while a further 14 (56%) showed stable disease (SD) and one (4%), had progressive disease (PD), for a disease control rate of 96% (complete response (CR) + PR + SD). In addition, 31.8% of patients with sufficient follow up had a PFS greater than six months.

The study is a two-stage design with a primary overall endpoint of objective tumor response rate. During the first stage, we saw a sufficient number of responses to proceed with enrollment in the second stage. A total of up to 36 patients were to be studied in the second stage with the primary endpoint being met if nine or more patients in both stages combined had a partial response

("PR") or better, effectively yielding a true response rate of 35% or more. This endpoint was met after 21 evaluable patients with a total of 25 patients enrolled in this clinical study.

U.S. Phase I Metastatic Colorectal Cancer Clinical Study
In 2013, we presented a poster covering positive preliminary results from a Phase I study examining the intravenous administration of REOLYSIN in combination with FOLFIRI in patients with metastatic colorectal cancer at the ASCO Gastrointestinal Cancers Symposium in San Francisco, CA, which took place from January 2013.

The poster presentation, titled: "A Multicenter Phase I Study of Intravenous Administration of REOLYSIN in combination with Irinotecan/Fluorouracil/Leucovorin (FOLFIRI) in Patients (pts) with Oxaliplatin-Refractory/Intolerant KRAS-Mutant Metastatic Colorectal Cancer (mCRC)," was authored by Ocean et al. Twenty-one patients were enrolled in the study, including nine that were FOLFIRI-naïve. Of the 18 patients evaluable for response there was one partial response and nine had stable disease. The combined overall progression free survival (PFS) of FOLFIRI-naïve and FOLFIRI-failed patients was 7.4 months. The authors concluded that the combination of REOLYSIN and FOLFIRI was safe and well tolerated and resulted in disease control in the majority of evaluable patients, including patients that had previously progressed on Irinotecan.

The trial was a 21-patient, single arm dose escalation study designed to determine a maximum tolerated dose and dose-limiting toxicities for the combination of REOLYSIN and FOLFIRI. Recently, in 2014, we modified the protocol to include FOLFIRI in combination with Avastin®. Eligible patients included those with histologically confirmed cancer of the colon or rectum with Kras mutation and measurable disease. They must have progressed on or within 190 days after the last dose of an oxaliplatin regimen in the metastatic setting, or be intolerant to oxaliplatin.

U.S. Phase II Metastatic Melanoma Trial - First Stage
In 2013, we announced preliminary results from our U.S. Phase II clinical trial in patients with metastatic melanoma using intravenous administration of REOLYSIN in combination with carboplatin and paclitaxel. Eligible patients included those with metastatic malignant melanoma who have failed one or more prior therapies or those not considered a candidate for standard first line therapy. The primary objective of this U.S. Phase II trial was to assess the antitumour effect of the treatment regimen in the study population in terms of objective response rates. The secondary objectives were to assess progression-free survival and overall survival for the treatment regimen; the disease control rate (complete response (CR) plus partial response (PR) plus stable disease (SD)) and duration, and to assess the safety and tolerability of the treatment regimen in the study population.
The study was a two stage design. Up to 18 evaluable patients with metastatic melanoma were to be treated in the first stage. If three or more patients demonstrated a PR or better, the study could then proceed to the second stage, with up to 43 patients being treated in the entire study. The stage 1 endpoint was met after 14 evaluable patients were enrolled. Three of 14 patients exhibited a PR, and an additional seven patients had SD for a disease control rate of 71.5%.
With the emergence of genotyping and increasingly targeted therapies, there is a growing expectation that the standard of care for the treatment of melanoma will change. We believe that the changing standard of care for the treatment of melanoma may include agents targeting B-Raf and PD-1. Consequently, we are now conducting research to evaluate REOLYSIN in combination with other emerging treatments for a number of patient sub-populations. We intend to continue with a follow on clinical study in melanoma once this research is concluded and on this basis, the second stage of this clinical trial will not proceed at this time.

U.S. Phase II Non-Small Cell Lung Cancer Trial
In 2013, we completed enrollment in our U.S. Phase II study examining the use of REOLYSIN in combination with carboplatin and paclitaxel in patients with stage IV non-small cell lung cancer ("NSCLC") with Kras or EGFR-activated tumors and a poster presentation was made at the International Association for the Study of Lung Cancer conference.

The poster contained updated efficacy data along with new efficacy data that correlated a number of molecular abnormalities with best response, progression free survival (PFS) and one-year survival. Current data in these patients demonstrates that 20 of 36 evaluable patients (56%) survived a year or more. There were 13 patients with only EGFR mutations or amplifications, of whom nine (69.2%) survived a year or longer. Four of four (100%) patients with BRAF and EGFR amplification survived a year or longer.

The chart below summarizes key findings for the 36 evaluable patients with respect to molecular abnormalities:

Molecular Abnormality	Patients #	Best Response	Progression Free at Six Months #	Surviving One Year #
BRAF mutation, EGFR amplification	4	2 PR, 1 SD, 1 PD	2	4
EGFR amplification	10	5 PR, 5 SD	4	7
EGFR mutation, EGFR amplification	3	1 PR, 1 SD, 1 PD	1	2
KRAS	12	3 PR, 8 SD	6	4
KRAS, EGFR amplification	7	6 SD, 1 PD	1	3
Total	36	11 PR, 11 SD (30% response rate)	14 (38%)	20 (56%)
Partial response (PR), stable disease (SD), progressive disease (PD)

Clinical Trial - Biomarker Studies
In addition to the biomarker data reported in connection with our U.S. Phase 2 NSCLC trial, we also advanced the remainder of our biomarker research program in 2013. Our four randomized Phase II clinical studies sponsored by the NCIC also include full biomarker examinations. As well, we are adding additional biomarker studies including a retrospective examination of our NCI sponsored randomized phase II pancreatic cancer. Our objective with these biomarker studies is to determine if there are predictive biomarkers that will allow us to better target REOLYSIN as a cancer therapy in a number of indications.

Clinical Trial - Third Party Clinical Trials
We began 2013 with 12 third party sponsored clinical trials ("Third Party Trials"). Third Party Trials have allowed us to expand our clinical program to include additional cancer indications (pancreatic, ovarian, colorectal, prostate, breast, lung cancers in various stages and histologies and multiple myeloma). Our Third Party Trials require that we supply enough REOLYSIN for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. The result is a larger clinical program investigating more cancer indications at a significantly reduced financial cost to Oncolytics. Our Third Party Trials are sponsored by the U.S. National Cancer Institute (“NCI”), the National Cancer Institute of Canada Clinical Trials Group ("NCIC"), the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”), and the University of Leeds (“Leeds”).

Manufacturing and Process Development

In 2013, we completed two 100-litre current Good Manufacturing Practices ("cGMP") production runs as part of our commercial supply agreement with SAFC, a Division of Sigma-Aldrich Corporation. Under the terms of this agreement, SAFC will continue to supply product for our clinical requirements, perform process validation of the product, and supply commercial material upon approval of the product. We also filled and labeled sufficient product from these two 100-litre production runs in order to supply our clinical trial program. As well, throughout 2013, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the US Food and Drug Administration, for product approval.
Intellectual Property

At the end of 2013, we had been issued over 369 patents including 53 U.S. and 18 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financing Activity

U.S. Underwritten Public Offering

On February 25, 2013, we closed a U.S. underwritten public offering whereby we issued 8,000,000 common shares at an issue price of U.S.$4.00 per common share for gross proceeds of U.S.$32,000,000.

Options

Throughout 2013, we received cash proceeds of $0.2 million with respect to the exercise of 93,533 stock options.

Financial Impact

We estimated that our cash requirements for 2013 to fund our operations would be approximately between $23.0 million and $25.0 million. Our cash usage for the year was $24,440,533 for operating activities and $254,834 for the acquisition of property and equipment. Our net loss for the year was $23,532,647.

Cash Resources

We exited 2013 with cash, cash equivalents and short-term investments totaling $27,221,972 (see “Liquidity and Capital Resources”).

REOLYSIN Development For 2014

Our planned development activity for REOLYSIN in 2014 is made up of clinical, manufacturing, and intellectual property programs. Our 2014 clinical program includes the anticipated release of clinical data from our randomized U.S. Phase II pancreatic cancer trial and our randomized U.S. Phase II ovarian cancer trial. As well, we expect to complete patient enrollment in at least two of our randomized Phase II studies sponsored by the NCIC with possible clinical data read outs towards the end of 2014. We expect to use our clinical data to assist in the determination of our regulatory path and the next steps for our clinical program.

Our 2014 manufacturing program includes continued production of 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2014. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We currently estimate the cash requirements to fund our operations for 2014 will be approximately $19 million, but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

Our Accounting Policies

In preparing our financial statements we use International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. IFRS requires that we make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available in selecting our accounting policies. Our selection of accounting policies, along with our estimates and assumptions affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of expenses during the periods presented.

Critical Accounting Policies

In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of our research and development expenditures, the assessment of realizable value of long-lived assets, the amortization period of intellectual property and the calculation of stock based compensation (see Note 4 " Significant Judgments, Estimates and Assumptions") of our audited consolidated financial statements.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Research and Development
Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of our activities have been expensed.

We account for our research and development activity in conjunction with the IAS 38 "Intangible Assets" of IFRS. IAS 38 makes a distinction between the research phase of a project and the development phase of an internal project and requires that all costs incurred during the research phase are to be expensed. However, an intangible asset arising from the development phase of an internal project shall be recognized if, and only if, we can demonstrate all of the following:

1.	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

2.	Our intention to complete the intangible asset and use or sell it.

3.	Our ability to use or sell the intangible asset.

4.
How the intangible asset will generate probable future economic benefits. Among other things, that we can demonstrate the existence of a market for our product that results from the use of the intangible asset or of the intangible asset itself.

5.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

6.	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

We believe that we do not meet all of the above criteria and for this reason, our research and development costs are expensed and not capitalized.

We will monitor our progress against these criteria and will capitalize our development costs once we can conclude we meet the above criteria.

Future Accounting Changes

Accounting Standards and Interpretations Issued but Not Yet Effective
Financial Instruments
In November 2009, the International Accounting Standard Board (“IASB”) issued IFRS 9 Financial Instruments which replaced the classification and measurement requirements in IAS 39 Financial Instruments: Recognition and Measurement for financial assets. In October 2010, the IASB issued additions to IFRS 9 regarding financial liabilities. The IASB removed the January 1, 2015 mandatory effective date from IFRS 9. The IASB will decide on a new effective date when the entire IFRS 9 project is closer to completion. Entities may still early-adopt the finalized and issued provisions of IFRS 9. We do not anticipate that there will be a material impact on our financial position or results of operations.

Offsetting Financial Assets and Liabilities
In December 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation. The amendments are intended to clarify certain aspects of the existing guidance on offsetting financial assets and financial liabilities due to the diversity in application of the requirements on offsetting. The IASB also amended IFRS 7 to require disclosures about all recognized financial instruments that are set off in accordance with IAS 32. The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

The amendments to IAS 32 are effective for annual periods beginning on or after Jan. 1, 2014. We are currently assessing the impact of adopting the IAS 32 amendments on our consolidated financial statements. The new offsetting disclosures are required for annual or interim periods beginning on or after Jan. 1, 2013, and are expected to be included in our March 31, 2013 interim reporting period. The amendments need to be provided retrospectively to all comparative periods.

Significant Estimates

Share Based Payments
As required by IFRS, share based payments are to be recorded at their fair value at the date of grant. We have chosen to use the Black Scholes Option Pricing Model (“Black Scholes” or the “Model”) to calculate the fair value of our stock options and warrants. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black Scholes is the appropriate option pricing model to use for our stock options at this time.

Black Scholes uses inputs in its calculation of fair value that require us to make certain estimates and assumptions. For 2013, we used the following weighted average assumptions for the calculation of the fair value of the stock options granted during the year:

2013

Risk-free interest rate	1.08%
Expected hold period to exercise	2.89 years
Volatility in the price of the Company's shares	62.62%
Rate of forfeiture	2.5%
Dividend yield	Nil
Weighted average fair value of options	$0.85

A change in these estimates and assumptions will impact the value calculated by the model. For instance, the volatility in the price of our shares is based on the quoted trading price. We assume that weekly trading prices best reflect our trading price volatility. However, an entity can choose between daily, weekly, or monthly trading prices in the volatility calculation.

The Model also uses an expected hold period to exercise in its calculation of fair value. When we are estimating the expected hold period to exercise we take into consideration past history, the current trading price, the volatility of our common shares and the progress in our clinical program. Our conclusions resulted in an expected hold period for the stock options issued in 2013 to be 2.89 years and we believe this is an appropriate estimate. However, our options have a 10-year life and given the fluctuations in our stock price the expected hold period could be different.

Consequently, in complying with IFRS and selecting what we believe are the most appropriate assumptions under the circumstances, we have recorded non-cash share based payment expense for the year of $424,384. However, given the above discussion, this expense could have been different and still be in accordance with IFRS.

Warrant Values
Since inception, we have raised cash through the issue of units and the exercise of warrants and options. Each issued unit has consisted of one common share and a portion of one common share purchase warrant with each whole warrant exercisable at a specified price for one additional common share for up to 60 months from the issue date. IFRS requires that when recording the issued units, a value should be ascribed to each component of the units based on the component's fair value. The fair value of our common shares is established based on trading on stock exchanges in Canada and the U.S. However, as the warrants do not trade on an exchange, the Black Scholes Option Pricing Model has been used to determine the fair value of the warrants. In the event that the total calculated value of each individual component is greater than the price paid for the unit, the value of each component is reduced on a relative basis until the total is equal to the unit's issue price.

For reasons discussed above under “Share Based Payments”, the model can produce a range of calculated values for our warrants.

Selected Annual Information

	2013 $	2012 $	2011 $
Revenue	—	—	—
Consolidated net loss(1)	(23,532,647)	(36,373,521)	(29,044,701)
Basic and diluted loss per share(1), (2)	(0.28)	(0.48)	(0.41)
Total assets (2)	28,222,027	22,078,090	36,024,617
Cash dividends declared per share(3)	Nil	Nil	Nil
Notes:
(1) Included in consolidated net loss and loss per common share for 2013, 2012, and 2011 are share based payment expenses of $424,384, $730,751, and $1,805,503, respectively.
(2) We issued 8,093,533 common shares for net cash proceeds of $30.4 million in 2013 (2012 - 5,458,950 common shares for net cash proceeds of $20.8 million; 2011 - 3,293,033 common shares for net cash proceeds of $14.8 million).

(3) We have not declared or paid any dividends since incorporation.

Results of Operations

Net loss for the year was $23,532,647 compared to $36,373,521 and $29,044,701 for the years ending December 31, 2012 and December 31, 2011, respectively.

Research and Development Expenses (“R&D”)

	2013 $	2012 $	2011 $
Clinical trial expenses	7,852,322	19,813,849	10,286,487
Manufacturing and related process development expenses	4,745,479	5,834,894	6,171,474
Intellectual property expenditures	1,247,854	841,133	937,847
Research collaboration expenses	436,302	248,970	234,426
Other R&D expenses	4,220,126	4,379,894	4,327,271
Scientific research and development repayment (refund)	(82,494)	(78,549)	119,758
Foreign exchange loss	(56,497)	(43,695)	171,955
Share based payments	142,972	406,129	1,137,467
Research and development expenses	18,506,064	31,402,625	23,386,685

Clinical Trial Program

Clinical trial expenses include those costs associated with our global clinical trial program that includes costs associated with those clinical trials we sponsor along with costs associated with our Third Party trials. Included in clinical trial expenses are direct patient enrollment costs, contract research organization (“CRO”) expenses, clinical trial site selection and initiation costs, data management expenses and other costs associated with our clinical trial program.

	2013 $	2012 $	2011 $
Direct patient expenses	7,852,322	19,430,751	3,945,126
Phase III start up expenses	—	383,098	6,341,361
Clinical trial expenses	7,852,322	19,813,849	10,286,487

During 2013, our clinical trial expenses decreased to $7,852,322 compared to $19,813,849 and $10,286,487 for the years ended December 31, 2012 and December 31, 2011, respectively.

In 2013, we incurred direct patient costs primarily associated with our 12 Third Party Trials which include the six randomized clinical studies that are sponsored by the NCIC and the NCI. As well, throughout 2013, we were incurring direct patient costs associated with the re-treatment of patients enrolled in our global randomized Phase III head and neck clinical trial. The clinical trial program activities associated with stage 1 of our global randomized Phase III head and neck trial declined as a result of the completion of stage 1 enrollment in 2012 and the related pause in enrollment.

In 2012, we incurred direct patient costs primarily associated with the enrollment in our global randomized Phase III head and neck trial along with the other clinical trials that we are sponsoring. At the peak of enrollment, we were enrolling patients in over 80 clinical sites in 14 countries. Also, during the first part of 2012, we incurred Phase III start up costs as we increased the number of enrolling clinical centres throughout the first half of 2012. In addition, we incurred related support costs associated with our Third Party Trials which included the four randomized clinical studies that are part of the clinical research agreement with the NCIC.

During 2011, we focused primarily on expanding the number of jurisdictions and clinical sites that were approved to enroll patients in our global randomized Phase III head and neck cancer clinical trial. We began 2011 authorized to enroll patients in three jurisdictions and exited 2011 authorized to enroll patients in 12 jurisdictions. Our associated Phase III start up expenses include regulatory filing fees, site investigation and site initiation costs which are required prior to commencing enrollment in the various jurisdictions and related clinical sites. We also incurred direct patient expenses in the clinical trials we sponsored along with related support costs associated with our Third Party Trials.

As our clinical program includes 12 Third Party Sponsored Trials and three Company sponsored trials, we expect our clinical trial expenses to continue to decrease in 2014 compared to 2013 until we determine our regulatory path and the next steps in our clinical program. We do expect to incur support costs associated with our Third Party Trials, but these costs are expected to be less than the typical costs associated with directly funding similar clinical trials. We also expect to incur regulatory consulting activities and associated costs in order to support our decisions with respect to our regulatory path and the next steps for our clinical program. Finally, we expect to complete enrollment in the three clinical trials that we are currently sponsoring incurring related direct patient expenses.

Manufacturing & Related Process Development (“M&P”)

M&P expenses include product manufacturing and process development activities. Product manufacturing expenses include third party direct manufacturing costs, quality control testing, fill, label and packaging costs. Process development expenses include costs associated with studies that examine components of our manufacturing process looking for improvements and costs associated with the creation of our process validation master plan and related conformity testing.

	2013 $	2012 $	2011 $
Product manufacturing expenses	3,485,493	4,670,186	4,411,388
Process development expenses	1,259,986	1,164,708	1,760,086
Manufacturing and related process development expenses	4,745,479	5,834,894	6,171,474

Our M&P expenses for 2013 were $4,745,479 compared to $5,834,894 and $6,171,474 for the years ending December 31, 2012 and December 31, 2011.

During 2013, we completed two 100-litre cGMP production runs along with the related testing activities. We also incurred packaging and shipping activities required to supply our clinical program with previously filled product. In 2012, in addition to completing two 100-litre cGMP production runs and related testing, we incurred costs associated with vial, fill, and packaging activities along with shipping activities required to supply our clinical trial program. During 2011, we completed the bulk production and related testing, vial, fill and packaging activities for one 100-litre cGMP production run and completed the bulk production of a second 100-litre cGMP production run.

Our process development expenses for 2013 were $1,259,986 compared to $1,164,708 and $1,760,086 for the years ending December 31, 2012 and December 31, 2011, respectively. In 2013 and 2012, our process development activities focused on our process validation master plan. These activities included optimization, validation and stability studies. In 2011, we were focused on creating the process validation master plan we anticipated would be required for product registration and also incurred costs associated with optimization and validation studies in support of this plan.

We expect our M&P expenses for 2014 to remain consistent with 2013. We expect to continue to produce 100-litre cGMP production runs including fill and finish activities in 2014. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

Intellectual property expenses include legal and filing fees associated with our patent portfolio.

	2013 $	2012 $	2011 $
Intellectual property expenses	1,247,854	841,133	937,847

Our intellectual property expenses for 2013 were $1,247,854 compared to $841,133 and $937,847 for the years ending December 31, 2012 and December 31, 2011, respectively. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of 2013, we had been issued over 369 patents including 53 U.S. and 18 Canadian patents, as well as issuances in other jurisdictions. We expect that our intellectual property expenses will remain consistent in 2014 compared to 2013.

Research Collaborations

Research collaborations are intended to expand our intellectual property related to reovirus and identify potential licensing opportunities arising from our technology base.

	2013 $	2012 $	2011 $
Research collaborations	436,302	248,970	234,426

During 2013, our research collaboration expenses were $436,302 compared to $248,970 and $234,426 for the years ending December 31, 2012 and December 31, 2011, respectively. Our research collaborations in 2013 included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During 2012 and 2011, we were focused primarily on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We expect that our research collaborations in 2014 will remain consistent with 2013. We expect to complete our ongoing collaborative program carried over from 2013 and will continue to be selective in the types of new collaborations we enter into in 2014.

Other Research and Development Expenses

Other research and development expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses.

	2013 $	2012 $	2011 $
R&D consulting fees	362,263	404,622	284,618
R&D salaries and benefits	3,425,122	3,394,770	3,563,958
Other R&D expenses	432,741	580,502	478,695
Other research and development expenses	4,220,126	4,379,894	4,327,271

In 2013, our Other Research and Development expenses were $4,220,126 compared to $4,379,894 and $4,327,271 for the years ending December 31, 2012 and December 31, 2011, respectively. During 2013, our Other Research and Development activities declined as a result of the completion of enrollment in stage 1 of our global randomized Phase III head and neck trial and related pause in enrollment. As well, with the shift to Third Party Trials, our current clinical program requires less support.

In 2012 and 2011, we were supporting stage 1 of our global randomized Phase III head and neck trial that was actively enrolling in over 80 clinical sites in 14 countries up to September 2012. This resulted in an increased number of employees and consultants compared to 2013. We also incurred severance costs associated with changes made with the Chief Medical Officer in 2012 and 2011 that did not occur in 2013. Finally, cash bonus compensation was paid to officers and employees in 2013 and 2011, but not in 2012.

We expect that our Other R&D expenses in 2014 will remain consistent compared to 2013.

Scientific Research and Development Repayment (Refund)

	2013 $	2012 $	2011 $
Scientific research and development repayment (refund)	(82,494)	(78,549)	119,758

In 2013 and 2012, we received Alberta and Quebec scientific research and development refunds totaling $82,494 and $78,549, respectively. In 2011, we were required to repay a portion of the Alberta and Quebec scientific research and development refunds received from prior year claims.

Foreign Exchange (Gain) Loss

	2013 $	2012 $	2011 $
Foreign exchange (gain) loss	(56,497)	(43,695)	171,955

For the year ending December 31, 2013, our foreign exchange gain was $56,497 compared to $43,695 for the year ending December 31, 2012 and a foreign exchange loss of $171,955 for the year ending December 31, 2011. The foreign exchange gains and losses incurred are primarily a result of the fluctuations in the U.S. dollar, Euro and Pound Sterling exchange rates.

Share Based Payments

	2013 $	2012 $	2011 $
Share based payments	142,972	406,129	1,137,467

Non-cash share based payments for the year ending December 31, 2013, was $142,972 compared to $406,129 and $1,137,467 for the years ending December 31, 2012 and December 31, 2011, respectively. We incurred stock based compensation associated with the grant of stock options to employees and officers associated with our research and development activities.

Operating Expenses

	2013 $	2012 $	2011 $
Public company related expenses	2,567,056	2,716,982	3,057,842
Office expenses	2,412,569	2,134,546	1,516,114
Amortization of property and equipment	131,623	109,275	92,590
Stock based compensation	281,412	324,622	668,036
Operating expenses	5,392,660	5,285,425	5,334,582

Public company related expenses include costs associated with investor relations and business development activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. In 2013, 2012, and 2011 our public company related expenses have remained relatively consistent.

Office expenses include compensation costs (excluding stock based compensation), office rent, and other office related costs. In 2013, we incurred office expenses of $2,412,569 compared to $2,134,546 and $1,516,114 for the years ending December 31, 2012 and December 31, 2011, respectively. In 2013, our office expenses increased compared to 2012 and 2011 in an effort to support our investor relations activity along with an increase in salaries associated with the change in our general counsel and cash bonus compensation paid to officers and employees.

We expect our operating expenses in 2014 to remain consistent with 2013.

Asset Available for Sale

	2013 $	2012 $	2011 $
Write down of asset available for sale	—	—	(735,681)
During 2011, despite our efforts to sell our investment in British Canadian Biosciences Corp. ("BCBC") , we were unsuccessful in completing a sale under market conditions prevailing at that time. As a result, we wrote down our investment in BCBC to $nil recognizing a write down of $735,681.

Change in Warrant Liability

	2013 $	2012 $	2011 $
Change in fair value of warrant liability	—	—	36,000

During 2011, our warrants with an exercise price denominated in the US dollar were either exercised or expired. The warrants that expired unexercised reduced our consolidated net loss for 2011 by $36,000.

Summary of Quarterly Results

	2013				2012
	Dec.	Sept.	June	March	Dec.	Sept.	June	March
Revenue	—	—	—	—	—	—	—	—
Net loss(2)	5,792	6,114	5,020	6,607	8,492	9,244	10,179	8,459
Basic and diluted loss per common share(2)	$0.07	$0.07	$0.06	$0.08	$0.11	$0.12	$0.13	$0.11
Total assets(3)	28,222	32,549	39,267	44,272	22,078	29,086	36,561	47,372
Total cash(1), (3)	27,222	31,474	38,155	43,521	21,293	27,977	35,772	46,591
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)	Included in net loss and loss per common share between December 2013 and January 2012 are quarterly stock based compensation expenses
(recovery) of $233,028, (59,497), $129,997, $120,856, $780,240, ($121,685), $58,343, and $13,853, respectively.

(3)	We issued 8,093,533 common shares for net cash proceeds of $30.4 million in 2013 (2012 - 5,458,950 common shares for net cash proceeds of $20,848,785).

(4)	We have not declared or paid any dividends since incorporation.

Fourth Quarter

Statement of loss for the three month period ended December 31, 2013 and 2012:

For the three month periods ending December 31,	2013 $	2012 $
Expenses
Research and development	4,582,741	6,729,424
Operating	1,285,010	1,800,057
Loss before the following	(5,867,751)	(8,529,481)
Interest	80,679	57,494
Loss before income taxes	(5,787,072)	(8,471,987)
Income taxes	(5,408)	(20,302)
Net loss	(5,792,480)	(8,492,289)
Other comprehensive gain (loss) - translation adjustment	62,687	25,907
Net comprehensive loss	(5,729,793)	(8,466,382)
Basic and diluted loss per common share	(0.07)	(0.11)
Weighted average number of shares (basic and diluted)	84,771,535	76,693,233

Fourth Quarter Review of Operations

For the three month period ended December 31, 2013 our net loss was $5,792,480 compared to $8,492,289 for the three month period ended December 31, 2012.

Research and Development Expenses (“R&D”)

	2013 $	2012 $
Clinical trial expenses	583,496	4,548,871
Manufacturing and related process development expenses	1,920,022	762,954
Intellectual property expenses	372,357	95,179
Research collaboration expenses	166,409	36,204
Other R&D expenses	1,545,019	822,995
Scientific research and development repayment (refund)	(82,494)	(15,108)
Foreign exchange loss	(57,365)	12,466
Share based payments	135,297	465,863
Research and development expenses	4,582,741	6,729,424

Clinical Trial Expenses

	2013 $	2012 $
Direct clinical trial expenses	583,496	4,548,871
Clinical trial expenses	583,496	4,548,871

During the fourth quarter of 2013, our clinical trial expenses were $583,496 compared to $4,548,871 for the fourth quarter of 2012. In the fourth quarter of 2013, we incurred direct clinical trial expenses primarily associated with the enrollment in our four randomized NCIC clinical trials. In fourth quarter of 2012, we incurred direct clinical trial expenses associated with the retreatment of patients previously enrolled in stage 1 of our global randomized Phase III head and neck trial along with enrollment activity in the other clinical trials that we are sponsoring. As well, we incurred costs associated with the monitoring, collection and analysis of the clinical data from our Phase III head and neck trial.

Manufacturing & Related Process Development Expenses (“M&P”)

	2013 $	2012 $
Product manufacturing expenses	1,551,941	542,917
Process development expenses	368,081	220,037
Manufacturing and related process development expenses	1,920,022	762,954

During the fourth quarter of 2013, our M&P expenses were $1,920,022 compared to $762,954 for the fourth quarter of 2012. During the fourth quarter of 2013, we completed the bulk production of our second 100-litre cGMP production run for 2013. During the fourth quarter of 2012, we incurred costs associated with testing and storage of the bulk product manufactured earlier in 2012.

Our process development activity for the fourth quarters of 2013 and 2012 focused on our process validation master plan and included validation studies of our upstream and downstream processes.

Intellectual Property Expenses

	2013 $	2012 $
Intellectual property expenses	372,357	95,179

Our intellectual property expenses for the fourth quarter of 2013 were $372,357 compared to $95,179 for the fourth quarter of 2012. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the fourth quarter of 2013, we had been issued over 369 patents including 53 U.S. and 18 Canadian patents, as well as issuances in other jurisdictions.

Research Collaboration Expenses

	2013 $	2012 $
Research collaboration expenses	166,409	36,204

Our research collaboration expenses were $166,409 in the fourth quarter of 2013 compared to $36,204 for the fourth quarter of 2012. During the fourth quarters of 2013 and 2012, our research collaboration activities continued to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

Other Research and Development Expenses

	2013 $	2012 $
R&D consulting fees	59,965	174,319
R&D salaries and benefits	1,333,207	661,042
Other R&D expenses	151,847	(12,366)
Other research and development expenses	1,545,019	822,995

Our other research and development expenses were $1,545,019 in the fourth quarter of 2013 compared to $822,995 in the fourth quarter of 2012. In the fourth quarter of 2013, our salaries and benefits costs included cash bonus compensation for officers and employees that was not paid in 2012.

Share Based Payments

	2013 $	2012 $
Stock based compensation	135,297	465,863

During the fourth quarters of 2013 and 2012 , we incurred share based payment expense associated with the grant of stock options to employees and officers associated with our research and development activities.

Operating Expenses

	2013 $	2012 $
Public company related expenses	466,276	641,699
Office expenses	680,731	818,699
Amortization of property and equipment	40,272	25,282
Stock based compensation	97,731	314,377
Operating expenses	1,285,010	1,800,057

Our operating expenses in the fourth quarter of 2013 were $1,285,010 compared to $1,800,057 for the fourth quarter of 2012. In the fourth quarter of 2013 our investor and public relations and our legal fees decreased compared to the fourth quarter of 2012.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the fourth quarter of 2012, our office expenses included costs associated with the change to our Chief Financial Officer role that were not incurred in 2013.

Liquidity and Capital Resources

2013 Financing Activities

During 2013, we received cash inflow from financing activities of $30.4 million:

U.S. Underwritten Public Offering

In 2013, we closed a U.S. underwritten public offering whereby we issued 8,000,000 common shares at an issue price of U.S.$4.00 per common share for gross proceeds of U.S.$32,000,000.

Options

Throughout 2013, we received cash proceeds of $0.2 million with respect to the exercise of 93,533 stock options.

2012 Financing Activities

In 2012, we received cash inflow from financing activities of $20.8 million:

Public Offering - Bought Deal

On February 8, 2012, we closed a bought deal financing whereby we issued 5,065,750 common shares at an issue price of $4.20 per common share for gross proceeds of $21,276,150. In connection with this bought deal financing, we issued 303,945 compensation options to the underwriters with an exercise price of $4.20 per option expiring on February 8, 2014.

Options

Throughout 2012, we received cash proceeds of $1.1 million with respect to the exercise of 393,200 stock options.

Liquidity

As at December 31, 2013 and 2012, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	2013 $	2012 $
Cash and cash equivalents	25,220,328	19,323,541
Short-term investments	2,001,644	1,969,228
Working capital position	21,680,907	14,377,532

The decrease in our cash and cash equivalent and short term investment positions reflects the cash usage from our operating activities of $24.4 million along with the cash provided by our financing activities of $30.4 million for the year ending December 31, 2013.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations mainly through the issue of additional capital via public and private offerings and through the exercise of warrants and stock options.

As a result of our financing activities in 2013, we raised approximately $30.4 million to be used to support our clinical trial, manufacturing, intellectual property and collaboration programs. On February 27, 2014, we closed a Common Share Purchase Agreement (the "Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") whereby LPC purchased 600,962 common shares for U.S.$1.0 million and makes available additional periodic purchases by LPC of up to U.S.$25.0 million over a 30-month term. The purchase price of the shares will be based on prevailing market prices of our common shares immediately preceding the notice of a sale without any fixed discount. We control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we present LPC with a valid purchase notice.  The agreement does not impose any upper price limit restrictions, negative covenants or restrictions on future financing activities and we can terminate the agreement at any time at our sole discretion without any monetary cost or penalty.

We anticipate that the expected cash usage from our operations in 2014 will be approximately $19 million.

Despite the anticipated change in our cash requirements compared to 2013, we continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources and access to additional cash resources through the LPC Purchase Agreement to fund our presently planned operations into 2016. Factors that will affect our anticipated cash usage in 2014 and 2015, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

During 2013, we were able to raise funds through a U.S. underwritten public offering and the exercise of existing stock options. In 2012, we were able to raise funds through a bought deal financing and the exercise of existing stock options and in 2011 we were also able to raise funds through the exercise of existing stock purchase warrants. We have no assurances that we will be able to raise additional funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements.

We also want to be in a position to evaluate potential financings and be able to accept appropriate financings when available. As a result, we renewed our base shelf prospectus on July 3, 2012 which qualified for distribution up to $150,000,000 of common shares, subscription receipts, warrants, and/or units. Establishing our base shelf provides us with additional flexibility when seeking capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. We have been able to take advantage of our renewed base shelf raising U.S.$32.0 million in 2013. As well, subsequent to the end of 2013, the existence of our base shelf prospectus allowed us to enter into a common share purchase agreement with Lincoln Park Capital Fund, LLC ("LPC") that will provide an initial investment in Oncolytics of US$1.0 million and make available additional periodic investments of up to US$25.0 million over a 30-month term. Our renewed base shelf expires on August 3, 2014.

Contractual Obligations

We have the following contractual obligations as at December 31, 2013:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2 -3 years $	4 - 5 years $	More than 5 years $
Alberta Heritage Foundation(1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating lease (2)	232,911	94,888	138,023	—	—
Purchase obligations	6,024,890	6,024,890	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	6,407,801	6,119,778	138,023	—	150,000
Note:

(1)	Our Alberta Heritage Foundation obligation requires repayments upon the realization of sales (see notes to our audited 2013 consolidated financial statements).

(2)	Our operating lease is comprised of our office lease and excludes our portion of operating costs.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guarantee investment certificates. As of December 31, 2013, we had $2.0 million invested under this policy, currently earning interest at an effective rate of 1.50%.

Off-Balance Sheet Arrangements

As at December 31, 2013, we had not entered into any off-balance sheet arrangements.

Transactions with Related Parties

In 2013, 2012 and 2011, we did not enter into any related party transactions.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at December 31, 2013, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K and the European Union and to the extent cash is held in foreign currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2013 by approximately $145,337. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2013 by approximately $71,380. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2013 by approximately $220,726.
We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.
Balances in foreign currencies at December 31, 2013 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	1,721,819	107,027	79,325
Accounts payable	(6,358,709)	(72,393)	(44,237)
	(4,636,890)	34,634	35,088
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.

Risk Factors Affecting Future Performance

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.
If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.
In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that this reliance and these relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress we have made or are making.

Our product REOLYSIN is in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, or early studies in humans, whether REOLYSIN will prove to be safe and effective in humans. REOLYSIN will require additional research and development, including extensive clinical testing, before we will be able to obtain the approval of the United States Food and Drug Administration (the “FDA”) or from similar regulatory authorities in other countries to market REOLYSIN commercially. There can be no assurance that the research and development programs conducted by us will result in REOLYSIN or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.
To achieve profitable operations, we, alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results. If we are unable to establish that REOLYSIN is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.
There are inherent risks in pharmaceutical research and development.
Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by us will be affected by numerous factors beyond our control, including:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

•	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

•	proprietary rights of third parties or competing products or technologies may preclude commercialization;

•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and

•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our product under development has never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.
Pharmaceutical products are subject to intense regulatory approval processes.
The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and other relevant regulatory authorities may deny approval of a new drug application (“NDA”) or its equivalent in the relevant jurisdiction if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards are not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in or with our customers' other drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States. We could face similar risks in these other jurisdictions, as the risks described above.
Our operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.
The products anticipated to be manufactured by us will have to comply with the FDA's cGMP and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

We are subject to regulation by governments in many jurisdictions and, if we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

Our products may fail or cause harm, subjecting us to product liability claims, which are uninsured.

The sale and use of our products entail risk of product liability. We currently do not have any product liability insurance. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.

Our technologies may become obsolete.
The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting the respective niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.
We have no operating revenues and a history of losses.

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2013, we had an accumulated deficit of $231.3 million and we incurred net losses of $23.5 million, $36.4 million and $29.0 million, for the years ended December 31, 2013, 2012 and 2011, respectively. We anticipate that we will continue to incur significant losses during 2014 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

We anticipate that we may need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.
The cost of director and officer liability insurance may continue to increase substantially or may not be available to us and may affect our ability to retain quality directors and officers.
We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance had until recently become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage will limit our ability to attract and maintain directors and officers as required to conduct our business.

We incur some of our expenses in foreign currencies and therefore are exposed to foreign currency exchange rate fluctuations.

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the U.S. dollar, the Pound Sterling and the Euro. We are therefore exposed to foreign currency rate fluctuations. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

We earn interest income on our excess cash reserves and are exposed to changes in interest rates.

We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principle. As interest rates change the amount of interest income we earn will be directly impacted.

Other MD&A Requirements

We have 84,803,818 common shares outstanding at December 31, 2013. If all of our warrants (303,945) and options (5,918,678) were exercised we would have 91,026,441 common shares outstanding.

Our 2013 Annual Information Form on Form 20-F will be available on www.sedar.com.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures:
Our chief executive and financial officers reviewed and evaluated our disclosure controls and procedures. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective in providing them with timely material information relating to the Company.

Management's Annual Report on Internal Control Over Financial Reporting:
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2013, and has concluded that such internal control over financial reporting is effective as of December 31, 2013. There are no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework).

Changes in Internal Controls over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.